Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

The following presentation is posted on Palm’s website at www.palm.com. This filing supercedes the version of this presentation that was filed with the Securities and Exchange Commission on October 14, 2003.

PalmSource Spin-Off and Handspring Acquisition

Q: What did you announce regarding the PalmSource spin-off and the Handspring acquisition?

The Palm, Inc. and Handspring, Inc. boards of directors each unanimously approved a definitive agreement for Palm to acquire Handspring. In addition the Palm board has granted final approval for the spin-off of PalmSource, Inc. Please follow the links below for additional information on this important announcement made on June 4, 2003:

Press Release

Conference Call Replay

Conference Call Script

Conference Call Slides

Q: Who is PalmSource?

Today Palm, Inc. is organized into two operating segments – PalmSource, Inc., a subsidiary of Palm, Inc. and the Solutions Group.

PalmSource develops and licenses the Palm OS operating system, communication and personal information management software and software development tools for mobile devices. You can find more information about PalmSource on its website at: www.PalmSource.com

The Solutions Group develops, manufactures and markets handheld devices, add-ons, and peripherals as well as related services and value-added software. You can find more information about Palm on its website at: www.palm.com

Q: Is there any financial information available for Palm and PalmSource?

Since the third quarter of fiscal year 2002, Palm’s filings with the SEC as well as its earnings results press releases contain financial segment information for both PalmSource and the Solutions Group. The registration statement on Form S-4 related to distribution of PalmSource shares and the issuance of shares related to the merger with Handspring contains detailed financial information and is posted on Palm’s web site (http://ccbn.tenkwizard.com/contents.php?ipage=2350379&repo=tenk&

TK=PALM&CK=1100389&FG=0&FC=333333&SC=ON&TC=FFFFFF&LK=336699&AL=ff9900&VL=6699cc&CK2=1100389).

Q: Who is Handspring?

Handspring is a leading maker of smartphone products running on the Palm OS. You can find more information about Handspring on its website at: www.handspring.com

Q: What is the rationale for spinning off PalmSource?

The rationale for the spin-off of PalmSource is based on the following principles:

•	Greater clarity of mission and focus for both businesses

•	Increased speed and responsiveness to technology change and customer needs for both companies

•	Increased number of potential licensees for the Palm operating system

•	More direct access to capital markets for both companies, given that they can be more easily understood by investors and securities analysts

Q: What is the rationale for acquiring Handspring?

The merger is designed to create a stronger competitor in handheld computing and communication solutions. Palm’s Solutions Group believes that it will become better able to realize its stated objectives of growing the market, maintaining industry leadership, and achieving consistent profitability. The strategic and operational benefits to the merged company include:

•	Maximizing Palm’s and Handspring’s combined scale and operational excellence to take full advantage of future growth opportunities;

•	Delivering an unmatched portfolio of innovative mobile products from traditional and multimedia handhelds to wireless handhelds and smartphones;

•	Adding Palm’s strong brand and distribution channels to Handspring’s highly regarded Treo product line and carrier relationships; and

•	Enhancing the Palm management team – including hardware and software design, engineering, and marketing – to help drive handheld computing into deeper and broader solutions.

Q: How will this transaction work?

There are two steps involved in this transaction (please see diagram below):

Step 1: PalmSource Spin-Off – Tax-free distribution of all PalmSource shares owned by Palm to Palm’s stockholders. (Handspring stockholders do not receive any PalmSource shares).

Step 2: Handspring Acquisition – To occur immediately following the spin-off of PalmSource.

Handspring’s stockholders will receive 0.09 Palm shares – and no shares of PalmSource – for each share of Handspring common stock owned. Based on the number of shares of Handspring common stock outstanding as of September 23, 2003, Palm will issue approximately 13.5 million shares of Palm common stock to Handspring’s stockholders and assume all outstanding options and warrants.

As a result of the merger, and based on the relative stock outstanding on a fully diluted basis of each company as of September 23, 2003, Handspring’s stockholders will own approximately 30 percent of the combined hardware company on a fully diluted basis, and Palm’s stockholders will own approximately 70 percent.

Q: When do you expect the transaction to be completed?

Palm stockholders will vote to approve and adopt the agreement and plan of reorganization related to the distribution of PalmSource, as well as the acquisition of Handspring on October 28, 2003. If stockholders adopt the agreement and plan of reorganization, then we expect to complete the transaction after the cessation of after market trading at 5:00 p.m. PST on October 28, 2003 – the effective date – and before the market opens on October 29, 2003.

Q: Are there any closing conditions of this Handspring acquisition?

The completion of the acquisition is conditioned upon, among other things, approval from stockholders of Palm and Handspring, listing of PalmSource shares on the Nasdaq Stock Market and other customary closing conditions. Stockholder votes are expected to take place at Palm’s and Handspring’s respective stockholder meetings to be held on October 28, 2003.

Q: What filings will you make with the SEC and what is the expected timing of such filings?

We submitted two filings for the transaction:

1.	S-4 for the registration of the PalmSource shares owned by Palm to be distributed to Palm’s stockholders

2.	S-4 for the registration of the Palm shares to be issued to Handspring stockholders.

These were first filed July 3, 2003 and were declared effective by the SEC on September 26, 2003.

Q: Is this a tax-free transaction for stockholders?

In general, Palm stockholders will not recognize gain or loss for United States federal income tax purposes, except with respect to cash received instead of fractional shares, as a result of the receipt of PalmSource shares in the distribution. Palm has received a private letter ruling from the Internal Revenue Service, or IRS, to the effect that the PalmSource distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code. Palm has also received an opinion from Palm’s counsel that the factual developments that have occurred since the receipt of the ruling will not adversely affect the validity of the ruling.

In general, Handspring stockholders will not recognize gain or loss for United States federal income tax purposes, except with respect to cash received instead of fractional shares as a result of the receipt of Palm shares in the combination of Palm and Handspring in a merger transaction.

Non-U.S. stockholders need to ask their tax advisor for the local tax consequences of these transactions.

Consult Your Personal Tax Advisor. The information on this website does not constitute tax advice. It does not purport to be complete or to describe the consequences that may apply to particular categories of stockholders. You should consult your own tax advisor regarding the calculation of your tax basis and the tax consequences of any cash distribution.

Q: What will be the name of the combined company that results from the acquisition of Handspring?

palmOne, Inc. will be the name of the combined company.

Q: What will be the ticker symbols for palmOne and PalmSource? Are they both expected to trade on Nasdaq? When will they start trading?

Upon closing of the transaction, Palm will change its corporate name to palmOne, Inc. and ticker symbol to “PLMO”. PalmSource’s common stock has been approved for listing on the Nasdaq National Market under the ticker symbol “PSRC”. Pending stockholder approval on October 28, 2003, we expect both stocks to begin trading under these new ticker symbols on October 29, 2003.

Q: Will there be a “when issued market” for PalmSource? What will be the ticker symbol?

A market for PalmSource already exists. Quotations can be found on the Over-The-Counter Bulletin Board (OTCBB). On Bloomberg and Nasdaq’s web site the ticker is PSRCV and on Yahoo Finance enter PSRCV.OB.

Q: How many shares of PalmSource will I get for every share of Palm that I own?

The actual number of shares is derived by multiplying the number of Palm shares owned by the following ratio: the number of PalmSource shares owned by Palm for distribution divided by the shares outstanding of Palm as of October 28, 2003. With the share count as of September 23, 2003, Palm estimated that holders of Palm would receive approximately 0.32 shares of PalmSource common stock for each share of Palm common stock held. The number of PalmSource shares received is subject to reduction in the event that Palm issues additional shares of common stock following September 23, 2003 and prior to the PalmSource distribution. No fractional shares of PalmSource common stock will be issued in the distribution. Instead, all fractional shares of PalmSource common stock will be aggregated for all Palm stockholders and sold in the public market. Accordingly, Palm stockholders who would otherwise be entitled to receive a fractional share of PalmSource common stock, will instead receive cash for their fractional interest.

Q: Will the trading price of either Palm or PalmSource affect the number of shares I receive?

No. The number of shares that you receive is driven by the distribution ratio, which is determined by the number of PalmSource shares distributed divided by the shares outstanding for Palm as of October 28, 2003.

Q: How soon after the PalmSource distribution can I expect to receive these shares?

The distribution of PalmSource shares is expected to become effective after close of market on October 28, 2003. Holders of Palm common stock as of close of market on October 28, 2003 should be credited with their PalmSource distribution approximately three business days after the effective date. Stockholders who hold their shares in registered form will receive notice from Palm’s transfer agent – EquiServe – that their account has been credited. Registered holders will receive this notice from EquiServe via U.S. mail approximately ten business days after the effective date. Stockholders who hold their shares with a broker or in a mutual fund should receive notice from their broker or mutual fund in their next statement after the effective date.

Q: Do I need to send in my Palm stock certificates?

No. You will retain your Palm stock certificates in the transaction and therefore you do not need to surrender your Palm stock certificates. You should not send in your Palm stock certificates. You will receive your PalmSource shares in book-entry form through Palm’s transfer agent – EquiServe – upon completion of the transaction without taking any action. If you hold your shares through a bank or broker, your bank or broker will place the shares of PalmSource common stock into your account.

Q: Who do I contact for information regarding my stock certificate?

Our transfer agent, EquiServe, can assist with all issues concerning stock certificates, including transferring and replacing certificates as well as address changes.

EquiServe

Investor Relations Department

P.O. Box 43010

Providence, RI 02940-3010

Phone: 800-736-3001 or 781-575-4593

Fax: 781-828-8813

Website: www.equiserve.com

Q: What will happen to the price of Palm stock after the distribution? Will the price go down?

While we cannot predict the performance of Palm stock after the distribution, we believe that the share price will adjust to reflect the inherent value attributable to PalmSource, which is being distributed to stockholders.

Beyond the fact that Palm shares should adjust to reflect the distribution of value (PalmSource shares) out of Palm, we cannot predict the market prices of Palm or PalmSource at any time before or after the distribution. Factors which include, but are not limited to, market conditions, industry dynamics and the economy will all factor into determining the market price of any stock, including Palm and PalmSource.

Q: After the distribution, how do I determine my cost basis in my palmOne shares and my PalmSource shares?

Your tax basis for the PalmSource common stock received in the spin-off will be determined based on your tax basis in the Palm common stock with respect to which your distribution of PalmSource common stock was made. Following the spin-off, your aggregate tax basis in your shares of palmOne common stock and PalmSource common stock, including any fractional shares sold for cash, will be the same as your tax basis in your shares of Palm common stock immediately prior to the spin-off. The aggregate tax basis in your shares of Palm common stock immediately prior to the spin-off will be allocated between your PalmSource common stock and palmOne common stock in proportion to the fair market value of your shares of PalmSource common stock and palmOne common stock on the distribution date.

We will provide additional information on our web site following the spin-off to assist you in determining your basis in your PalmSource and palmOne common stock.

Q: How should I report the “cash in lieu” for fractional shares, which results from the PalmSource distribution, on my federal taxes?

For U.S. tax purposes, the cash in lieu should be treated as a gain/loss depending on your cost basis. Your respective broker or EquiServe (for registered stockholders) is responsible for recording this transaction for federal tax purposes. Please contact them with any related questions.

Q: Is there a record date on which I need to own Palm shares to receive the PalmSource distribution? Is that the same as the record date for voting on this transaction?

Holders of record on the last full day of trading before the closing of the transaction – expected to be October 28, 2003 subject to satisfaction of all closing conditions – will receive shares as part of the PalmSource distribution. The record date for voting on the transaction is different. The record date for voting on the transaction was September 23, 2003.

Q: What will Handspring stockholders receive in the Handspring merger?

Each holder of Handspring common stock will be entitled to receive 0.09 of a share of Palm common stock – and no shares of PalmSource – for each share of Handspring common stock and associated preferred stock purchase right held by such holder at the completion of the Handspring merger. Each share of Palm common stock issued will be issued to Handspring stockholders with the associated Palm preferred stock purchase right. Fractional shares of Palm common stock will be aggregated for each Handspring stockholder and instead of receiving a fractional share of Palm common stock, such Handspring stockholder will receive an amount of cash in lieu.

Q: What is the value of the Handspring acquisition?

Under the proposed terms of the transaction, and following the spin-off of PalmSource, Handspring’s stockholders will receive 0.09 Palm shares – and no shares of PalmSource – for each share of Handspring common stock owned. Based on the fully diluted capital stock of Handspring as of September 23, 2003, palmOne, Inc. will issue approximately 13.5 million shares of palmOne common stock to Handspring’s stockholders and assume all outstanding options and warrants. As a result of the merger, Handspring’s stockholders will own approximately 30 percent of the newly merged company on a fully diluted basis, and Palm’s shareholders will own approximately 70 percent.

The value per share to be received by Handspring shareholders will be based on the Palm share price following the spin-off of PalmSource. The spin-off of PalmSource will be completed immediately prior to the closing of the Handspring acquisition.

Q: Are there any cost benefits to acquiring Handspring?

We expect the merged company to obtain improved operating efficiencies of approximately $25 million in annual cost savings. The cost savings assume combined employee reductions of approximately 125 people, elimination of overlapping programs and unnecessary real estate, and the advantages of increased volume in manufacturing and distribution.

Q: Who will be on the senior management team of the combined company?

After the transaction, the executive officers of Palm will consist of: R. Todd Bradley, as President and Chief Executive Officer; Judy Bruner, as Senior Vice President and Chief Financial Officer; Mary E. Doyle, as Senior Vice President, General Counsel and Secretary; Patricia A. Tomlinson, currently the Vice President, Human Resources of Handspring, as Senior Vice President and Chief

Human Resources Officer; Edward T. Colligan, currently President and Chief Operating Officer of Handspring, as Senior Vice President, General Manager of the Wireless Business Unit; Ken Wirt, as Senior Vice President, Handheld Business Unit; Angel Mendez, as Senior Vice President, Global Operations; and Jeffrey C. Hawkins, currently the Chairman and Chief Product Officer of Handspring, as Chief Technology Officer on a part-time basis as he does in his capacity as Chief Product Officer at Handspring.

Q: Who will be on the board of the combined company?

Upon completion of the transaction, palmOne’s Board of Directors will consist of seven members from the current Palm Inc. board plus three members of the current Handspring board, John Doerr, Bruce Dunlevie and Donna Dubinsky. David Nagel, PalmSource President and Chief Executive Officer, will leave the Palm board. Eric Benhamou will continue as chairman of both the PalmSource board, and the palmOne board.

Q: Where will the combined company be headquartered?

The company will be headquartered at the Palm Solutions Group site in Milpitas, California. Handspring employees are expected to move to Milpitas following the completion of the transaction.

Cautionary Note Regarding Forward-Looking Statements

This script contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the separation of Palm into two independent, publicly traded companies; the distribution of PalmSource shares to the stockholders of Palm and the acquisition of Handspring; expectations for each of palmOne and PalmSource and the Palm brand; the timing of the consummation of the merger and the spin-off, including stockholder approval and transition matters, and other key dates related to the transactions; the ability of the Palm Solutions Group and PalmSource to realize their objectives; growth and development of the Palm Economy; the effect of the transactions on existing Palm stock; and the effect of the spin-off and Handspring merger transactions on the operating results of the Solutions Group and the value of Palm stock. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: Palm’s ability to successfully operate two separate companies and possible problems arising from the separation of Palm’s Solutions Group and PalmSource; the approval of the merger and spin-off by the Palm and Handspring stockholders; the satisfaction of closing conditions to the merger and distribution transactions; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; and the possibility that the business cultures of Palm and Handspring are incompatible. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s most recent filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended May 30, 2003, its quarterly report on Form 10-Q for the fiscal quarter ended August 29, 2003 and its registration statement on Form S-4, dated as of July 3, 2003, as amended. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this script.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies

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of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.1909 or Kip.Meintzer@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).

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